Exhibit 99.1

Magna International Inc.

337 Magna Drive
Aurora, Ontario
Canada L4G 7K1
Tel 905 726 2462
Fax 905 726 7164
www.magna.com

PRESS RELEASE

MAGNA ANNOUNCES 2012 ANNUAL MEETING RESULTS

May 10, 2012, Aurora, Ontario, Canada. Magna International Inc. (TSX: MG,
NYSE: MGA) announced voting results from its 2012 annual meeting of share-holders held today. A total of 192,293,612 million Common Shares, or 82% of our issued and outstanding Common Shares, were voted in connection with the annual meeting. Shareholders voted in favour of all items of business, including election of each director nominee by a substantial majority as follows:

Scott Bonham
           99.33%

Peter G. Bowie
         99.33%

Hon. J. Trevor Eyton
   98.40%

V. Peter Harder
        97.36%

Lady Barbara Judge
  89.35%

Kurt J. Lauk
99.73%

Frank Stronach
      79.94%

Donald J. Walker
    98.67%

Lawrence D. Worrall
 99.22%

William Young
          99.65%


Additionally, Magna's advisory "say on pay" vote received 80% support. Full results of the votes are included as Appendix A to this press release.

Immediately following the meeting, the independent directors elected at the meeting selected William (Bill) Young as the new Board Chair and approved the following committee appointments:

* Audit Committee: Lawrence Worrall (Chair), Peter Bowie and Dr. Kurt Lauk.

* Corporate Governance, Compensation and Nominating Committee: Bill Young (Chair), Trevor Eyton and Peter Harder. This Committee combines the respective oversight functions previously carried out separately by our Corporate Governance and Compensation Committee and our Nominating Committee.

* Enterprise Risk Management Committee: Lady Barbara Judge (Chair), Scott Bonham and Lawrence Worrall. This Committee will be responsible for oversight of our environmental, health and safety activities which were previously carried out by our Health and Safety and Environmental Committee, as well as our overall enterprise risk management activities.

In accordance with our Board Charter, each Committee of Magnas Board is composed solely of independent directors. Committee Charters will be updated in due course to reflect the above changes to the Committee structure.

Contact
For further information, please contact Vince Galifi, Executive Vice-President and Chief Financial Officer at 905-726-7100.


About Magna

We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems;
as well as complete vehicle engineering and assembly.

We have over 111,000 employees in 294 manufacturing operations and 87 product development, engineering and sales centres in 26 countries.

APPENDIX A

VOTING RESULTS  2012 ANNUAL MEETING OF SHAREHOLDERS


Scott Bonham - elected as director

FOR -
186,805,447.00
WITHHELD - 1,254,907.00

% FOR - 99.33
% AGAINST - 0.67


Peter G. Bowie - elected as director


FOR -
186,808,661.00
WITHHELD- 1,251,694.00
% FOR - 99.33
% WITHHELD - 0.67


Hon. J. Trevor Eyton- elected as director


FOR -
185,053,868.00
WITHHELD - 3,006,486.00

% FOR - 98.4
% WITHHELD - 1.60


V. Peter Harder - elected as director



FOR - 183,095,586.00
WITHHELD - 4,964,768.00

% FOR - 97.36
% WITHHELD - 2.64


Lady Barbara Thomas Judge - elected as director


FOR -
168,039,419.00
WITHHELD - 20,020,935.00
NON-VOTES - 4,233,258.00

% FOR - 89.35
% WITHHELD - 10.65


Kurt J. Lauk - elected as director


FOR -
187,548,509.00
WITHHELD - 511,845.00

% FOR - 99.73
% WITHHELD - 0.27


Frank Stronach - elected as director


FOR -
150,327,030.00
WITHHELD - 37,733,324.00

% FOR - 79.94
% WITHHELD - 20.06


Donald J. Walker - elected as director



FOR - 185,555,237.00
WITHHELD - 2,505,117.00

% FOR - 98.67
% WITHHELD - 1.33


Lawrence D. Worrall - elected as director



FOR - 186,592,975.00
WITHHELD - 1,467,380.00

% FOR - 99.22
% WITHHELD - 0.78


William Young - elected as director


FOR -
187,395,596.00
WITHHELD - 664,758.00

% FOR - 99.65
% WITHHELD - 0.35


Appointment of Auditors


FOR -
187,757,492.00
WITHHELD - 4,536,120.00

% FOR - 97.64
% WITHHELD - 2.36


Advisory Resolution on Approach to Executive Compensation



FOR - 150,937,745.00
AGAINST - 37,122,606.00
NON-VOTES - 4,233,261.00

% FOR - 80.26
% AGAINST - 19.74

No invalid proxies were submitted.